FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

Consolidated relevant figures

  At the end of June 2008, 12.2 million Revenue Generating Units (RGUs) were offered in the different countries where we have operations, 10.9% more than at the end of March 2008 and 61% higher than a year ago.

  Regarding the development of RGUs per country, our operations in Brazil grew 48% to 9.6 million at the end of June 2008 compared with the year-earlier 6.5 million. In Colombia, RGUs totaled 2.2 million at June 30, 2008, compared with 0.9 million a year earlier, an increase of 147%.

  Second-quarter 2008 total consolidated revenues were 18.544 billion pesos, 11.0% higher than the same period of 2007. Based on applicable accounting principles of each country, revenue growth was 11.5% in Brazil, 76.8% in Colombia, 35.4% in Argentina, 38.6% in Chile, and 20.9% in Peru.

  Second-quarter consolidated EBITDA (1) totaled 4.031 billion pesos, 13.4% lower than in the same period in 2007 but up 3.4% year over year in nominal terms. For the first half, consolidated EBITDA (1) was 8.721 billion pesos, a decrease of 5.5% but would have increased 13.3% in nominal terms.

  Majority income in the period of January-June 2008 totaled 3.126 billion pesos, 8.9% lower than the same period a year ago. In nominal terms, it would have increased 7.4%.

  Capital expenditures (Capex) were equivalent to 770 million dollars in 2008's first half.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

Recent events

On July 9, 2008, at the Ordinary Shareholders' Meeting of the Company, shareholders approved the payment of a cash dividend of $0.15 Mexican pesos per outstanding share in two equal payments of $0.075 Mexican pesos per share, resulting from the net tax profit account. The record dates for holders of American Depositary Shares will be August 27, 2008, and November 25, 2008, and the payment dates will be September 4, 2008, and December 4, 2008, respectively. At the meeting shareholders also authorized a fund of 10 billion pesos to be used for purchases of the Company's own shares.

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of TELMEX. The financial information for 2007 is expressed in constant pesos as of December 2007, on a combined basis prepared from TELMEX's historical accounting records, and includes the historical operations of the entities transferred to Telmex Internacional. The financial information for 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Financial Results

Revenues: In the second quarter consolidated revenues totaled 18.544 billion pesos, an increase of 11.0% compared with the same period of 2007. This result reflected increases of 34.1% in local service revenues, 15.1% in revenues from the Internet access business, 4.7% in domestic long distance revenues, and 208.9% in cable TV revenues. International long distance revenues decreased 9.7%.

Costs and expenses: During the second quarter, costs and expenses totaled 16.804 billion pesos, an increase of 20.1% compared with the same period of 2007, due to the integration of the cable TV companies in Colombia for the equivalent of 560 million pesos, to higher interconnection costs, mainly in Brazil, higher operating costs related to the increase in the number of customers, in Brazil, Colombia and Argentina, and an increase in operating expenses.

EBITDA (1) and operating income: In the second quarter EBITDA (1) totaled 4.031 billion pesos, a decrease of 13.4% compared with the same period of 2007. The EBITDA margin was 21.7%. Operating income totaled 1.740 billion pesos, producing a margin of 9.4%.

Comprehensive financing cost: In the second quarter, comprehensive financing cost produced a gain of 138 million pesos. This resulted from i) an interest gain of 80 million pesos ii) a net exchange gain of 58 million pesos mainly due to the appreciation of the Brazilian reais from 1.7491 to 1.5919 reais per dollar in the April-June period, partially offset by the equivalent of 896 million dollars in reais-dollar hedges carried out by Embratel (weighted average exchange rate: 1.9557 reais per dollar).

Majority net income: Majority net income in the quarter totaled 1.190 billion pesos, 24.0% lower than the previous year. Earnings per share in the quarter were 6 Mexican cents, a decrease of 25% compared with the same period of 2007, and earnings per ADR were 12 US cents, a decrease of 7.7% compared with the same period of the previous year.

Investments: For the six months, investments totaled 770 million dollars, of which 52.4% were invested in our operations in Brazil, 18.2% in Colombia and 29.4% in the rest of the countries.

Debt: Total debt was the equivalent of 1.383 billion dollars, of which 29.6% is short-term, 88.5% is in US dollars and 44.7% has fixed interest rate.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The second-quarter results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 43% of total revenues, compared with 32.5% in the second quarter of 2004 when we acquired the assets in Brazil. This change reflects our commercial strategies that have been in effect for the last 12 months, which produced increases of 30.0% and 61.5% in line equivalents and local service access, respectively, in the second quarter.

Additionally, at the end of June 2008, Net Fone (triple play), offered though Net Serviços, served 982 thousand customers. This service continues to present an important growth opportunity, since Net's network currently passes approximately 9.3 million homes and more than 72.6% of its network is bi-directional. Net currently serves close to 2.7 million pay TV users and 1.8 million broadband Internet users.

In April, we received authorization from Anatel (Brazil's Telecommunications Agency)l to provide satellite TV services (DTH), that will allow us to complement the reach of Net Serviços network and offer double and triple play services nationwide.

Revenues: In the second quarter, revenues totaled 2.341 billion reais, 11.5% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 33.8% in local service revenues, 12.1% in the data business and 7.6% in domestic long distance. International long distance services decreased 8.2%.

Local: In the second quarter, local revenues reached 406 million reais, 33.8% higher than the same period of 2007 due to growth in the number of accesses.

Domestic long distance: Domestic long distance revenues totaled 1.068 billion reais, 7.6% higher than the second quarter of 2007 due to the 10.6% increase in traffic volume. Major contributors to the higher traffic were corporate customers and mobile telephones.

International long distance: In the quarter, international long distance revenues totaled 112 million reais, 8.2% lower than the same period of 2007, due to the 9.5% decrease in incoming long distance traffic.

Corporate networks and Internet: In the second quarter, revenues from data and Internet access services totaled 601 million reais, 12.1% higher than the second quarter of 2007.

Costs and expenses: Costs and expenses were 2.104 billion reais in the quarter, an increase of 14.4% from the 2007 period, due to higher interconnection costs and higher costs of telephone handsets related to growth in local services, partially offset by the rationalization of resource use.

Cost of sales and services: In the quarter, costs of sales and services totaled 292 million reais, an increase of 6.8% compared with the same period on 2007, due to higher maintenance costs related to the increase in local services.

Commercial, administrative and general: During the quarter, commercial administrative and general expenses totaled 497.5 million reais, 7.5% higher than the same period of 2007 due to the increase in services from third parties and higher personnel expenses.

Transport and interconnection: In the second quarter, transport and interconnection costs increased 21.7% to 1.002 billion reais due to an increase in mobile termination traffic compared with the year-earlier period.

Depreciation and amortization: In the quarter, depreciation and amortization totaled 313 million reais, an increase of 12.0% compared with the second quarter of 2007, due to the higher deployment of infrastructure in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 550 million reais in the second quarter, an increase of 1.9% compared with last year's second quarter, producing a margin of 23.5%. Operating income totaled 214 million reais in the quarter, producing a margin of 9.2%.

Colombia

Colombia's network currently passes 4 million homes and 34.5% of its network is bi-directional, allowing us to offer voice, data and video services.

In 2008, commercial initiatives for the voice and data businesses have been focused on growing the data business in the corporate and small and medium-sized business market segments. These strategies were reflected in the second quarter's 70.6% increase in line equivalents compared with a year ago.

In the second quarter, revenues totaled 212.0 billion Colombian pesos, 76.8% higher than the same period of 2007. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues generated by the cable TV companies.

Total costs and expenses increased 105.1% compared with last year's second quarter, totaling 215.1 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 96.2 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized business market segment. In the quarter there was an operating loss of 3.1 billion Colombian pesos compared with operating income of 15.1 billion Colombian pesos in the year-ago second quarter, mainly due to higher depreciation charges related to the modernization and expansion of the cable TV companies network. In the second quarter, EBITDA (1) totaled 27.0 billion Colombian pesos with a margin of 12.7%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 124.8 million Argentinean pesos, an increase of 35.4% compared with the same period of the previous year, due to increases in revenues from data, long distance and local service of 48.6%, 20.2%, and 12.4%, respectively.

Operating costs and expenses totaled 135.1 million Argentinean pesos in the quarter, an increase of 48.1% due to higher personnel expenses for the integration of Ertach, acquired in 2007; to the increase in advertising expenses to drive new products, and to higher costs related to Wimax network maintenance.

In the quarter, EBITDA (1) totaled 16.5 million Argentinean pesos, a decrease of 6.3% compared with the same period of 2007, producing a margin of 13.2%. The operating loss was 10.3 million Argentinean pesos in the quarter compared with operating income of 1.0 million Argentinean pesos in the same period of the previous year.

Chile

Revenues from the operations in Chile reached 26.2 billion Chilean pesos, 38.6% more than the second quarter of 2007 due to the incorporation of revenues from satellite TV services, which totaled 6.9 billion Chilean pesos, and to the increase in the corporate networks and Internet access businesses of 8.9%, while local services revenues increased 21.3%. Long distance revenues decreased 17.2%, reflecting a declining market due to migration to mobile services and traffic through the Internet.

In the second quarter, total costs and expenses were 30.9 billion Chilean pesos, an increase of 51.1% compared with the same period of the previous year. Cost of sales and services increased 32.6% mainly due to higher network maintenance costs related to customer service and network growth. Commercial, administrative and general expenses increased 78.6% due to higher advertising expenses and commissions related to the sale of satellite TV services. In the quarter, there was an operating loss of 4.7 billion Chilean pesos compared with an operating loss of 1.5 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 1.2 billion Chilean pesos, producing a margin 4.6%.

Peru

In the second quarter, revenues totaled 76.8 million New Soles, 20.9% higher than the same period of the previous year due to the 39.1% increase in revenues from the data business, which represents 39.8% of total revenues. In the quarter, voice business revenues increased 10.5% compared with the same period of 2007 as increases of 54.3% and 7.9% in long distance and local revenues helped offset the decrease in revenues from interconnection with other operators.

In the second quarter, costs and expenses increased 26.3%, reflecting increases of 35% in commercial, administrative and general expenses for the integration of the acquired cable TV companies and 26.7% in transport and interconnection costs related to satellite space for corporate customers. EBITDA (1) totaled 8.7 million New Soles, producing a margin of 11.4%.

Relevant Figures

(2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.

Revenues	Ps.	18,544	Ps.	16,705	11.0	Ps.	36,960	Ps.	33,226	11.2
EBITDA (1)		4,031		4,657	(13.4)		8,721		9,230	(5.5)
EBITDA margin (%)		21.7		27.9	(6.2)		23.6		27.8	(4.2)
Operating income		1,740		2,716	(35.9)		4,198		5,290	(20.6)
Operating margin (%)		9.4		16.3	(6.9)		11.4		15.9	(4.5)
Majority income from continuing operations		1,190		1,566	(24.0)		3,126		3,433	(8.9)
Earnings per share (pesos)		0.06		0.08	(25.0)		0.16		0.17	(5.9)
Earnings per ADR (dollars) (2)		0.12		0.13	(7.7)		0.32		0.29	10.3
Outstanding shares (millions)		18,945		19,761	(4.1)		18,945		19,761	(4.1)
Equivalent ADRs (millions) (2)		947		988	(4.1)		947		988	(4.1)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
(2008 million of nominal pesos, 2007 million fo Mexican pesos as of December 2007)
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.
Revenues
Local	Ps.	2,534	Ps.	1,890	34.1	Ps.	4,874	Ps.	3,655	33.4
Domestic long distance		6,895		6,585	4.7		13,978		13,553	3.1
International long distance		798		884	(9.7)		1,660		1,832	(9.4)
Corporate networks		4,126		3,838	7.5		8,172		7,675	6.5
Internet		1,331		1,156	15.1		2,552		2,081	22.6
Cable TV		766		248	208.9		1,428		325	339.4
Others		2,094		2,104	(0.5)		4,296		4,105	4.7
Total		18,544		16,705	11.0		36,960		33,226	11.2

Costs and Expenses
Cost of sales and services		3,038		2,430	25.0		5,912		4,550	29.9
Commercial, administrative and general		4,742		3,927	20.8		9,272		8,002	15.9
Transport and interconnection		6,733		5,691	18.3		13,055		11,444	14.1
Depreciation and amortization		2,291		1,941	18.0		4,523		3,940	14.8
Total		16,804		13,989	20.1		32,762		27,936	17.3

Operating income		1,740		2,716	(35.9)		4,198		5,290	(20.6)

Other (revenues) and expenses, net		67		(65)	NA		67		(61)	NA

Comprehensive financing cost
Net interest		(80)		9	NA		(141)		219	NA
Exchange loss (gain), net		(58)		550	NA		(22)		562	NA
Monetary gain, net		0		(50)	NA		0		(96)	NA
Total		(138)		509	NA		(163)		685	NA

Equity in results of affiliates		88		75	17.3		414		431	(3.9)

Income before income tax		1,899		2,347	(19.1)		4,708		5,097	(7.6)

Income tax		671		652	2.9		1,480		1,448	2.2

Income before equity in minority interest		1,228		1,695	(27.6)		3,228		3,649	(11.5)

Minority interest		(38)		(129)	(70.5)		(102)		(216)	(52.8)

Majority net income	Ps.	1,190	Ps.	1,566	(24.0)	Ps.	3,126	Ps.	3,433	(8.9)

EBITDA (1)	Ps.	4,031	Ps.	4,657	(13.4)	Ps.	8,721	Ps.	9,230	(5.5)

EBITDA margin (%)		21.7		27.9	(6.2)		23.6		27.8	(4.2)
Operating margin (%)		9.4		16.3	(6.9)		11.4		15.9	(4.5)

Balance Sheets
(2008 million of nominal pesos, 2007 million fo Mexican pesos as of December 2007)

		June 30,		June 30,
		2008		2007
Assets
Cash and short-term investments	Ps.	13,845	Ps.	11,705
Other current assets		23,278		20,586
Plant, property and equipment, net		54,241		47,805
Other assets		16,668		16,384
Goodwill		16,699		13,991
Deferred taxes		6,583		8,464

Total assets	Ps.	131,314	Ps.	118,935

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	4,211	Ps.	3,761
Other current liabilities		22,949		26,318
Long-term debt		10,007		14,117
Employee benefits		2,640		2,639

Total liabilities		39,807		46,835
Stockholders' equity
Majority stockholders' equity		88,606		69,515
Minority interest		2,901		2,585
Total stockholders' equity		91,507		72,100
Total liabilities and stockholders' equity	Ps.	131,314	Ps.	118,935

					%		|
Brazil Operating Indicators		2Q2008		2Q2007	Inc.

Domestic long distance minutes		3,846		3,476	10.6
(millions)
International long distance minutes		459		502	(8.6)
(millions)
Line equivalents of 64 kbps ( thousands)		3,359		2,584	30.0
Total accesses to local service* (thousands)		4,158		2,574	61.5

(*) includes Net Fone customers

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.
Revenues
Local (A)	$R	405.7	$R	303.1	33.8	$R	786.9	$R	584.9	34.5
Domestic long distance		1,068.1		992.8	7.6		2,174.8		2,034.0	6.9
International long distance		111.9		121.9	(8.2)		234.3		249.9	(6.2)
Corporate networks		460.1		415.6	10.7		912.6		827.8	10.2
Internet		140.5		120.1	17.0		269.6		237.3	13.6
Others		154.6		145.3	6.4		313.4		279.8	12.0
Total		2,340.9		2,098.8	11.5		4,691.6		4,213.7	11.3

Costs and Expenses
Cost of sales and services		292.0		273.3	6.8		570.4		533.7	6.9
Commercial, administrative and general		497.5		462.9	7.5		993.7		963.9	3.1
Transport and interconnection		1,001.7		823.2	21.7		1,949.1		1,641.8	18.7
Depreciation and amortization		312.8		279.4	12.0		623.2		561.5	11.0
Total		2,104.0		1,838.8	14.4		4,136.4		3,700.9	11.8

Equity in results of affiliates		22.6		(117.4)	NA		37.4		(94.3)	NA

Operating income	$R	214.3	$R	377.4	(43.2)	$R	517.8	$R	607.1	(14.7)

EBITDA (1)	$R	549.7	$R	539.4	1.9	$R	1,178.4	$R	1,074.2	9.7

EBITDA margin (%)		23.5		25.7	(2.2)		25.1		25.5	(0.4)
Operating margin (%)		9.2		18.0	(8.8)		11.0		14.4	(3.4)

* Higher than 1,000%

Statement of cash flows
[ millions of nominal pesos ]
Six months
ended
June 30, 2008

Operating activities:

Income before income tax	$4,708

Depreciation and amortization	4,523
Interest expenses	627
Other items not requiring the use of cash	1,699
Total	11,557

Working capital	(4,564)
Net cash flows provided by operating activities	6,993

Investing activities:
Investment in telephone plant	(8,157)
Other investments	(306)
Net cash flows used in investing activities	(8,463)

Cash required before financing activities	(1,470)

Financing activities:
New loans	596
Repayment loans	(1,595)
Dividends paid for subsidiaries	(126)
Interests paid	(500)
Other items	(328)
Net cash flows used in financing activities	(1,953)

Net decrese in cash and cash equivalents	(3,423)
Cash and cash equivalents at begining of the period	17,268
Cash and cash equivalents at end of the period	$13,845

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Argentina
			%			%
	2Q2008	2Q2007	Inc.	6 months 08	6 months 07	Inc.
(millions of Argentinean pesos)

Revenues	$124.8	$92.2	35.4	$246.6	$179.5	37.4
EBITDA	16.5	17.6	(6.3)	37.0	34.6	6.9
EBITDA margin (%)	13.2	19.1	(5.9)	15.0	19.2	(4.2)
Operating Income	(10.3)	1.0	NA	(14.7)	2.2	NA
Operating margin (%)	(8.3)	1.0	NA	(6.0)	1.2	NA

Colombia
			%			%
	2Q2008	2Q2007	Inc.	6 months 08	6 months 07	Inc.
(millions of Colombian pesos )

Revenues	$212,012.4	$119,932.8	76.8	$413,925.0	$179,760.4	130.3
EBITDA	26,987.2	35,972.1	(25.0)	62,431.5	59,011.1	5.8
EBITDA margin (%)	12.7	30.0	(17.3)	15.1	32.8	(17.7)
Operating Income	(3,052.1)	15,071.2	NA	4,556.6	27,634.4	(83.5)
Operating margin (%)	(1.4)	12.6	NA	1.1	15.4	(14.3)

Chile
			%			%
	2Q2008	2Q2007	Inc.	6 months 08	6 months 07	Inc.
(millions of Chilean constant pesos )

Revenues	$26,188.5	$18,896.1	38.6	$50,437.4	$37,771.3	33.5
EBITDA	1,197.1	2,317.4	(48.3)	3,191.0	4,701.5	(32.1)
EBITDA margin (%)	4.6	12.3	(7.7)	6.3	12.4	(6.1)
Operating Income	(4,681.5)	(1,540.4)	NA	(7,972.3)	(2,723.4)	NA
Operating margin (%)	(17.9)	(8.2)	NA	(15.8)	(7.2)	NA

Peru
			%			%
	2Q2008	2Q2007	Inc.	6 months 08	6 months 07	Inc.
(millions of New Soles)

Revenues	$76.8	$63.5	20.9	$146.2	$119.8	22.0
EBITDA	8.7	12.0	(27.5)	19.5	26.4	(26.1)
EBITDA margin (%)	11.4	18.9	(7.5)	13.3	22.1	(8.8)
Operating Income	(7.2)	(3.1)	NA	(12.8)	(2.2)	NA
Operating margin (%)	(9.4)	(4.8)	NA	(8.8)	(1.8)	NA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 23, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : Press Release: Second Quarter 2008.